Exhibit (a)(5)

CONTACT:	Rick Howe Director, Corporate Communications 858.207.5859
BIOMED REALTY COMMENCES TENDER OFFER FOR ITS EXCHANGEABLE
NOTES
SAN DIEGO, Calif. — November 9, 2009 — BioMed Realty Trust, Inc. (NYSE: BMR) today announced that its operating partnership, BioMed Realty, L.P., has commenced a cash tender offer for any and all of its outstanding 4.50% Exchangeable Senior Notes due 2026 (the “Notes”). Currently, $107,420,000 aggregate principal amount of the Notes is outstanding. The terms and conditions are set forth in the offer to purchase and related letter of transmittal, each dated November 9, 2009.
Pursuant to the tender offer, BioMed is offering to purchase, for cash, any and all of the outstanding Notes at a purchase price of 100% of the principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the date of purchase. The tender offer is scheduled to expire at midnight, New York City time, on Tuesday, December 8, 2009, unless extended by BioMed. Tendered Notes may be withdrawn at any time on or prior to the expiration date of the tender offer. BioMed expects to fund the purchase of the Notes by drawing on its unsecured line of credit.
This announcement is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any Notes. The tender offer is being made solely by and subject to the terms and conditions set forth in a Schedule TO (including the offer to purchase and related letter of transmittal) that is being filed by BioMed today with the Securities and Exchange Commission. The Schedule TO contains important information and should be read carefully before any decision is made with respect to the tender offer. The offer to purchase and letter of transmittal are being delivered to holders of the Notes. Once the Schedule TO and other documents are filed with the Securities and Exchange Commission, they will be available free of charge on the Securities and Exchange Commission’s website at www.sec.gov.
BioMed has retained Credit Suisse Securities (USA) LLC to serve as the dealer manager for the tender offer. Questions regarding the tender offer may be directed to Credit Suisse Securities (USA) LLC at (800) 820-1653 (toll free) or (212) 538-1862. Requests for documents, free of charge, in connection with the tender offer may be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (800) 431-9645 (toll free) or, for banks and brokers, (212) 269-5550.

About BioMed Realty Trust
BioMed Realty Trust, Inc. is a real estate investment trust (REIT) focused on Providing Real Estate to the Life Science Industry®. The company’s tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. BioMed owns or has interests in 69 properties, representing 114 buildings with approximately 10.5 million rentable square feet. The company’s properties are located predominantly in the major U.S. life science markets of Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey, which have well-established reputations as centers for scientific research. Additional information is available at www.biomedrealty.com.
Forward-Looking Statements
This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, without limitation: BioMed’s offer to purchase any and all of the Notes in the tender offer; adverse economic or real estate developments in the life science industry or in our target markets, including the ability of our tenants to obtain funding to run their businesses; our failure to obtain necessary outside financing on favorable terms or at all, including the continued availability of our unsecured line of credit; general economic conditions, including downturns in the national and local economies; volatility in financial and securities markets; defaults on or non-renewal of leases by tenants; our inability to compete effectively; increased interest rates and operating costs; our inability to successfully complete real estate acquisitions, developments and dispositions; risks and uncertainties affecting property development and construction; our failure to successfully operate acquired properties and operations; our failure to maintain our status as a REIT; government approvals, actions and initiatives, including the need for compliance with environmental requirements; and changes in real estate, zoning and other laws and increases in real property tax rates. For a further list and description of such risks and uncertainties, see the reports filed by the company with the Securities and Exchange Commission, including the company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Except as required by law, the company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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